Demeter Management Corporation
Two World Trade Center, 62nd Floor
New York, NY 10048
Telephone (212) 392-8899

Morgan Stanley Dean Witter Charter DWFCM L.P.
(formerly, International Access Fund L.P.)
Monthly Report
October 2000

Dear Limited Partner:

This report summarizes the performance and trading activity for the Morgan Stanley Dean Witter Charter DWFCM L.P. (formerly, International Access Fund L.P.) during October. The Net Asset Value per Unit as of October 31, 2000 was $1,391.94, up 1.29% for the month.

We are pleased to announce that DWFCM International Access Fund L.P. will be made part of the Morgan Stanley Dean Witter Charter Series effective December 1, 2000. As a result of the fund becoming part of the Charter Series, it was renamed Morgan Stanley Dean Witter Charter DWFCM L.P. on October 11, 2000 and will now be open to new investment on a continuous basis beginning November 1, 2000. Investors may exchange units of one Charter Series fund for units of one or more other Charter Series funds as of a month end, without incurring any redemption fees or other charges.

In connection with becoming part of the Charter Series, the fund's Limited Partnership Agreement has been amended in order to conform to the other Charter Series Limited Partnership Agreements. Effective December 1, 2000, the following changes are also being made to the fund's fee and interest payment structure:

      The brokerage commission will now be charged at a monthly flat rate fee equal to 7% of net assets on an annualized basis, rather than a transactionally based rate of 80% of Dean Witter's published rates for speculative accounts capped at a maximum 9% annual rate.

      The management fee will be reduced from a 3% to a 2% annual rate.

      The fund will receive interest income on 100% of its assets, up from 80%.

      The quarterly incentive fee has been changed from 15% to 20% of fund trading profits.

As a consequence of these changes, the fund's net recurring costs, based on its average volume of trading and on current interest rates, will be reduced by approximately 1.25%, to a break-even point of 3.45% from 4.71%. We believe that the reduction of net recurring costs and the simultaneous increase in incentive fee better align the fund's fee structure toward the objective of future profitability. The specifics of these and other changes are set forth in the fund's Prospectus dated October 11, 2000, a copy of which you should have already received under separate cover.

In order for the net asset value of the fund's units to be more in line with the net asset values of the other Charter Series funds, which were initially issued at $10 per Unit, the fund's units will be split 100-to-1 effective with the November 30, 2000 monthly closing. This will not result in any change in aggregate net asset value of the units held by a limited partner. For example, if a limited partner held five units of the fund at the net asset value per unit of $1,350.00, these five units will be converted to 500 units with a net asset value per unit of $13.50.

The General Partner believes that the foregoing changes will be beneficial to the limited partners. Nonetheless, in view of these changes, limited partners are reminded that, subject to certain restrictions, they have the right to redeem their units on a monthly basis, and they may vote to take certain actions with respect to the fund's operations, as more fully set forth in Section 15 (c) on page A-22 of the fund's Limited Partnership Agreement, which is contained in the prospectus.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAM STANLEY DEAN WITTER CHARTER DWFCM L.P. (formerly,
International Access Fund L.P.)

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.
Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT
NECESSARILY INDICATIVE OF FUTURE RESULTS.

  Year                      Return

  1994 (10 months)                           -7.3%
  1995 21.9%
1996   4.0%
1997 26.2%
1998   5.1%
1999  -9.2%
  2000 (10 months)                                 -1.6%

Inception-to-Date Return:                           39.2%
Annualized Return:                    5.1%

Morgan Stanley Dean Witter Charter DWFCM L.P.
(formerly, International Access Fund L.P.)
Statements of Operations
For the Month Ended October 31, 2000
(Unaudited)
                                        Percent of
                                        September 30, 2000
                                 Amount Net Asset Value
                                     $        %
REVENUES
Trading profit (loss):
  Realized                      1,826,280              5.95
  Net change in unrealized     (1,318,955)            (4.30)
  Total Trading Results           507,325              1.65
Interest Income (DWR)             123,092              0.40
  Total Revenues                  630,417              2.05

EXPENSES
Brokerage commissions (DWR)       147,653              0.48
Management fees (DWFCM)            77,868              0.25
Administrative expenses             6,000              0.02
Transaction fees and costs          4,548              0.01

  Total Expenses                  236,069              0.76
NET INCOME                        394,348              1.29

Statements of Changes in Net Asset Value
For the Month Ended October 31, 2000
(Unaudited)
                                                     Percent of
                                                     September 30, 2000
                       Amount         Per Unit     Net Asset Value
                         $               $                %
Net Asset Value,
September 30, 2000
(22,320.846 Units)     30,674,964       1,374.27        100.00

Net Income                394,348          17.67          1.29
Redemptions
(198.674 Units)          (276,542)      1,391.94         (0.91)

Net Asset Value,
October 31, 2000
(22,122.172 Units)     30,792,770       1,391.94        100.38

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter DWFCM L.P.
(formerly, International Access Fund L.P.)
Monthly Report of the Trading Manager
October 2000

The Fund increased in value during October primarily as a result of gains recorded in the currency markets. Gains were recorded from short positions in the Swiss franc, the euro and Swedish krona as the value of these currencies weakened versus the U.S. dollar and British pound amid the absence of additional central bank intervention. Trading profits were also recorded in the currency sector from short South African rand positions as its value trended lower due to a bomb blast in Cape Town, a weaker euro, as well as instability in the Middle East and Zimbabwe. Additional gains were recorded from short positions in the Australian dollar as its value weakened relative to the U.S. dollar following the decline of the European currencies. Profits were also recorded in the currency markets from short Japanese yen positions as the value of the yen decreased following the release of trade data and deflation figures, as well as the bankruptcy of a Japanese life insurance company which further exacerbated the state of bankruptcy debt in Japan.

A portion of these gains was offset by losses experienced in the energy, global interest rate and metals futures markets. Losses resulted from long crude oil positions as prices dropped during mid-month after Saudi Arabia said OPEC could boost output again if prices remained too high. In global interest rate futures, losses were recorded from long German bund and U.S. Treasury Bond futures positions as prices fell back after trending higher previously. Smaller losses were recorded from long copper futures positions as prices declined early in the month after concerns mounted that demand would weaken amid a cooling of the U.S. economy.

We appreciate your continued investment in Morgan Stanley Dean Witter Charter DWFCM L.P. (formerly, International Access Fund L.P.).

Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter, DWFCM L.P.
(formerly, International Access Fund L.P.)
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. (formerly, International Access Fund L.P.) (the "Partnership"), is a limited partnership organized to engage primarily in the speculative trading of futures and forward contracts, physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests"). The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds Inc. ("DWR"). Morgan Stanley & Co., Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL") provide clearing and execution services. The trading manager is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, DWR, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

On November 30, 2000, the Partnership will become available for new investment and series exchanges as a member of the Charter Series of funds.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury bills. For purposes of such interest payments Net Assets do not include monies due the Partnership on futures interest, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of Limited Partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage Commissions and Related Transaction Fees and Costs - The Partnership accrues brokerage commissions on a half-turn basis at 80% of DWR's published non-member rates. Transaction fees and costs are accrued on a half-turn basis. Brokerage commissions and transaction fees chargeable to the Partnership are capped at 13/20 of 1% per month (a maximum 7.8% annual rate) of the Partnership's adjusted month-end Net Assets.

Operating Expenses - The Partnership bears all operating expenses related to its trading activities, to a maximum 1/4 of 1% annually of the Partnership's average month-end Net Assets. These include filing fees, legal, auditing, accounting, mailing, printing and other incidental expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses.

Redemptions - Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit on the last day of any month, upon five business days advance notice by redemption form to Demeter.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Morgan Stanley Dean Witter Charter DWFCM L.P.
(formerly, International Access Fund L.P.)
Notes to Financial Statements
(Concluded)



Dissolution of the Partnership - The Partnership will terminate on December 31, 2025 or at an earlier date if certain conditions set forth in the Limited Partnership Agreement occur.

2.  Related Party Transactions

The Partnership pays brokerage commissions to DWR as described in Note 1. The Partnership's cash is on deposit with DWR, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

Demeter, on behalf of all the Partnership and itself, entered into a management agreement with DWFCM to make all trading decisions for the Partnership.

Compensation to DWFCM by the Partnership consists of a management fee and an incentive fee as follows:

Management Fee - The Partnership pays a monthly management fee equal to 1/4 of 1% (a 3% annual rate) of the Partnership's adjusted Net Assets, as defined in the management agreement, as of the last day of each month.

Incentive Fee - The Partnership will pay a quarterly incentive fee equal to 15% of the trading profits earned by the Partnership as of the end of each calendar quarter. Trading profits represent the amount by which profits from futures and forward trading exceed losses after brokerage commissions, management fees, transaction fees and costs and administrative expenses have been deducted. Such incentive fee is accrued in each month in which trading profits occur. In those months in which trading profits are negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to DWFCM on those redemptions in the month of such redemptions.